October 3, 2005

VIA EDGAR AND FACSIMILE

Mr. Brian Cascio Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 6010 Washington, DC 20549-6010
Re:	Republic First Bancorp, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 000-17007

Dear Mr. Cascio:

After consultation with our prior independent registered public accountants, Grant Thornton LLP, this letter supersedes our initial response letter dated September 13, 2005. This letter responds to the comment in your letter to the Company dated August 29, 2005. The comment in your letter relates to the Company’s Form 10-K for the fiscal year ended December 31, 2004 as identified in the caption above.

We have the following response to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements, page 45
Report of Independent Registered Public Accounting Firm, page 46

1.
We note the reference to the separate report of Grant Thornton dated March 24, 2005 which expressed an unqualified opinion on management's assertion that Republic First Bancorp, Inc. maintained effected internal control over financial reporting. Please revise your Form 10-K to include a copy of this report.

Response: The Company is not an accelerated filer and therefore, was not subject to Section 404 of the Sarbanes-Oxley Act of 2002. However, the Company was required to obtain an audit opinion on the effectiveness of internal control over financial reporting under 12CFR Part 363.3(b) as part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

Mr. Brian Cascio
United States Securities and Exchange Commission
October 3, 2005

Our prior independent registered public accountants perform an audit of internal control under the interim standards adopted by the Public Company Accounting Oversight Board (“PCAOB”) (AT 501) and issued their opinion on the effectiveness of internal control over financial reporting for the Company. The audit of internal control was not performed in accordance with PCAOB Auditing Standards No. 2.

Because not all issuers are required to have an audit of internal control, we understand that many auditing firms, including our prior independent registered public accountants, included an explanatory paragraph to communicate whether an audit of internal control was or was not performed, and if performed., the relevant standards followed in performing the audit. This was the objective of our prior independent registered public accountants in the explanatory paragraph included in the Company’s audit report.

Because the Company is currently not an accelerated filer (and therefore not subject to Section 404) and the language included in the auditor’s report as it relates to the Company is not misleading, inaccurate or inconsistent, we do not believe that an amendment to the Form 10-K to include a copy of the auditor’s report on the effectiveness of internal control over financial reporting as part of FDICIA is warranted.

We trust that the above fully responds to your comment. If you have any additional questions or comments, please do not hesitate to call me at (215) 735-4422. Thank you very much.

Sincerely,

REPUBLIC FIRST BANCORP, INC.

/s/ Paul Frenkiel
Executive Vice President and
Chief Financial Officer

cc:	Harry D. Madonna
                Jason M. Shargel, Esquire
                David Burns